January 9, 2006

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed December 9, 2005
File No.: 333-124460

Dear Mr. Halper:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated December 29, 2005:

General

1.

We refer you to comment 1 of our letter dated November 4, 2005. While we note you have provided a copy of all correspondence concerning prior amendments, please supplementally list any changes made from your first and second amendments that were not illustrated in the mailed version (or were illustrated in the mailed version but not made to the EDGAR version) or confirm that all changes were properly illustrated.

The Company has reviewed the Microsoft Word versions of its first and second amendments to its registration statement in comparison to the EDGAR versions. It is the Company’s belief that all changes to the first amendment are properly illustrated in the EDGAR version. Upon review of the second amendment, the Company discovered that two items differ between the two versions:

1.	The date of the registration statement on pages 2 and 51 is stated as July 7, 2005 on the Company’s copy, while the EDGAR version accurately states the date as September 15, 2005.

2.	The Company’s version incorrectly incorporates the March 31, 2005 interim financial statements, whereas the EDGAR version properly includes the June 30, 2005 interim financial statements.

2.

While we note your response to comment 5 of our letter dated November 4, 2005 indicating that no shares have been “blue skied” to date, but that certain exemptions from registration or qualification may be available, please revise your “Summary Information,” “Plan of Distribution” and “Risk Factors” sections to disclose the specific states in which sales of Merchandise Creations common stock may be made. Further, please revise your prospectus front cover to indicate that resale transactions may not take place in certain states due to the absence of registration or applicable exemptions. Finally, please revise your risk factor disclosure to discuss any difficulties investors may have in engaging broker-dealers due to the absence of registration or applicable exemptions in certain states.

The registration statement has been amended, as identified:

The following was added to the front cover of prospectus on page 2: Resale transactions may not take place in certain states due to the absence of registration or applicable exemptions.

The following was added to the disclosure on page 5: Sales by the selling shareholders may occur in Texas.

Re: Merchandise Creations, Inc.

January 9, 2006

The disclosure on page 12 was amended, as follows: The offering consists entirely of shares offered by the selling stockholders. We are offering no shares. Sales by the selling shareholders may occur in Texas.

The following disclosure was added to the risk factor on page 10: Furthermore, broker-dealers may be unwilling or unable to act on behalf of investors in our common stock unless or until the shares are registered, or an applicable exemption from registration is identified, in certain states in which our common stock may be offered or sold.

Description of Business

Business Development and Summary, page 15

3.

Please revise to disclose any material terms of the Alverson agreement that have been altered due to the expiration of the written agreement or indicate that there are no material differences between the terms of the expired written agreement and the current verbal agreement under which you are operating.

The registration statement has been amended to add the following sentence: “The verbal agreement is materially similar to the expired written agreement.”

Management’s Discussion and Plan of Operation, page 17

4.

We note from your financial statements that the company generated no revenues during the quarter ended September 30, 2005. Please revise here and in the “Summary” section to prominently disclose this fact and to describe the underlying causes for this lack of revenues.

The registration statement has been amended to reflect that no revenues were generated during the quarter ended September 30, 2005. The following disclosure has been added to the “Summary” section on page 4 and the “Management’s Discussion” section on page 19.

During the third quarter ended September 30, 2005, Mr. Alverson did not make any public appearances at which we could sell merchandise. As a result, we did not generate any revenues during that period.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 amendment 5, marked